Exhibit 99.1

Zvi Peled, Seasoned International Executive – to Become Nano Dimension’s COO and CRO

Mr. Peled will join on May 1, 2020

Boca Raton, Florida, April 14, 2020 – Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) provider, announced today that effective May 1, 2020, Zvi Peled will be appointed as the Company’s Chief Operating Officer (COO) and Chief Revenue Officer (CRO).

From 2015 to 2020, Mr. Peled was the VP Sales-Americas, of the Security Business Unit in FLIR Systems Inc. (www.flir.com), a public company with $1.8 Billion in annual revenue, focused on intelligent sensing solutions for defense, industrial, and commercial applications. Previously, Mr. Peled was the COO and CRO of DVTEL Inc., video surveillance and artificial intelligence software & hardware high-tech company, which was acquired by FLIR Systems Inc. in late 2015. Previously, Mr. Peled was the President and CEO of Apollo Network Services Ltd., a private company that manages large projects in the field of defense, energy and transportation for Finmeccanica, a multi-billion-Euro corporation, and one of the largest European organizations of its kind. He was also the CEO of Flash Networks Ltd., a technological leader offering mobile data access gateway, with top-tier customers such as AT&T Wireless, T- Mobile, SFR and Vodafone Omnitel.

Earlier in his career, Mr. Peled spent 20 years with Elbit Systems Ltd., a multi-billion-dollar international defense company engaged in a wide range of electronics related programs worldwide, in the areas of avionics, ground and navy systems, C4I and advanced electro-optics technologies. As VP Operations he ran the R&D and Engineering division, employing over 1,000 researchers and engineers. He was appointed as the GM of Elbit Communications Division, which included CTV plant, data communication company and telephony over cable TV project in China.

“Nano Dimension is clearly one of the most exciting opportunities I have ever encountered insomuch as proven multi-disciplinarian technology of chemistry, 3D-printing process of two materials at once controlled by proprietary algorithms and AI software,” commented Mr. Peled. “The breakthrough products are sold to leading multi-billion dollar corporations on four continents, yet the exponential growth is clearly ahead as competition is still struggling. I have done it before, but the potential in Nano Dimension surpasses the previous companies I have led.”

“In a few multi-disciplinarian high-tech companies that I helped turn around as CEO and/or shareholder, Ziki was my partner as COO, CRO or CEO,” said Yoav Stern, CEO and President of Nano Dimension. “Some were sold at high returns to shareholders, and one has been operating profitably for many years, where I am still a shareholder and a board member. I cannot think of a better person to help maximize opportunities and lead in turning challenges into leverage points for Nano Dimension. Ziki has demonstrated, as a business leader, that he has the ability to identify opportunities in obstacles, rather than the opposite.”

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses exponential growth, that Mr. Peled will help maximize opportunities and lead in turning challenges into leverage points for Nano Dimension, and his ability to identify opportunities in obstacles, rather than the opposite. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com